7140 Office Circle
P.O. Box 15600
Evansville, IN 47716-0600
Phone: (812) 962-5000
Fax: (812) 962-5400

February 2, 2012

VIA OVERNIGHT DELIVERY AND EMAIL

Mr. David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-6010

Mail Stop: 3561

Re:           Accuride Corporation
Form 10-K for the fiscal year ended December 31, 2010
File No. 001-32483

Dear Mr. Humphrey:

The following represents the response of Accuride Corporation (the “Company”) to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated December 20, 2011, with respect to the Company's Form 10-K for the fiscal year ended December 31, 2010.  For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2010

Item 7.Management Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.
You combine the Predecessor and Successor periods during your discussion and analysis of operating results.  However, as noted in your risk factor on page 28 and the audit opinion provided on page 67, the Successor financial statements as of December 31, 2010 and for the period February 26, 2010 through December 31, 2010 are not comparable with the prior period financial statements of the Predecessor, due to the change in basis arising from the application of fresh start accounting.  In this regard, we believe it would be inappropriate to merely combine information for the pre- and post-petition periods without reflecting all relevant pro forma adjustments required by S-X Article 11.  Please revise your filing accordingly.

Response: In response to the Staff’s comment, in the Company’s Form 10-K for the year ended December 31, 2011, we will revise the discussion and analysis of operating results to include separate results and discussions for the pre-petition Predecessor period of January 1, 2010 through February 26, 2010 and the post-petition Successor period of February 26, 2010 through December 31, 2010, where fresh start accounting impacted such results.

2.
As a related matter, our comment applies to your discussion of changes in financial condition, on page 44, as well as your capital resources and liquidity discussion beginning on page 45.  Please revise.

Response:  In response to the Staff’s comment, in the Company’s Form 10-K for the year ended December 31, 2011, we will revise the discussion of changes in financial condition and capital resources and liquidity to include separate results and discussions for the pre-petition Predecessor period of January 1, 2010 through February 26, 2010 and the post-petition Successor period of February 26, 2010 through December 31, 2010, where fresh start accounting impacted such results.

3.
Your disclosures on page 19 indicate that you use a substantial amount of raw steel and aluminum in your production processes.  In addition, you indicate that an increase in the price of such items could adversely affect your operating margins if you cannot recoup such cost through price increases to your customers.  However, your discussion and analysis of costs of goods sold does not address your expenses directly.  Therefore, it is not clear how such disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results.  In this regard, your disclosures should be supplemented with or, preferably, replaced by a discussion of costs on a stand-alone basis.  Such disclosures should also clearly identify the major cost components included in cost of sales.  Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of sales.  Materiality should be assessed in relation to your consolidated performance measures.  This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each significant component to the total change in cost of sales.  In addition, instead of netting the impact of material variances in components of cost of sales that offset each other, they should be separately disclosed, quantified, and discussed.  Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes.  For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes.  Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level.  Please note that you should revise to provide discussion and analysis of cost of sales at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of profit.  Please provide us with a copy of your intended revised disclosure.

2

Response:  In response to the Staff’s comment, in the Company’s Form 10-K for the year ended December 31, 2011, we will include a discussion of costs of sales. This discussion will clearly identify, quantify and discuss the major cost components included in costs of sales and will explain the underlying reasons for changes.  When a change in a segment’s cost of sales materially impacts that segment’s measure of profit, we will provide this discussion and analysis at the segment level. We have attached as Exhibit A hereto a draft of our intended results of operations disclosure comparing the years ended December 31, 2010 and December 31, 2009 to be included in the Company’s Form 10-K for the fiscal year ended December 31, 2011.  Please note that we will work to revise and finalize the draft as we complete our year-end accounting procedures, which will also allow us to complete the tables and analysis, including results and discussion of for the year ended December 31, 2011.

4.
With respect to your overall results of operations disclosure, we encourage you to consider the following revisions as set forth in section III.A of FR-72.  We believe these revisions will improve your disclosures:

•	Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and

•	Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

In particular, it appears that your disclosures should be revised to quantify the effects that changes in both price and volume had on consolidated and segment sales.  Such disclosures should also discuss whether or not price increases resulted from the pass through of cost increases to your customers.

Response: In response to the Staff’s comment, we will seek to enhance future filings through the use of additional tables and by providing a greater focus on the analysis of the underlying business reasons for material individual factors to which changes are attributable.  With respect to the Staff’s comment regarding the Company’s disclosures of price and volume changes, the Company intends to quantify the effect that changes in both price and volume had on consolidated and segment sales, if material, and to discuss whether price increases resulted from the pass through of cost increases to customers to the extent possible and applicable to the Company’s results.  Our initial efforts toward enhanced disclosures may be seen in Exhibit A.

5.
Please tell us what considerations you gave to providing trend disclosures that illustrate management’s conclusion regarding the impact of current key economic factors on your cost structure.  For example, tell us what consideration you gave to including a discussion that details the impact that pricing pressures, in energy and/or commodity costs, had on sales and cost trends.

3

Response:  In drafting the Company’s prior filings, management identified two key economic factors impacting its business and costs: (1) production volumes in the North American commercial vehicle industry and (2) the price of the Company’s raw material content.  With regard to (1), for example, our filings disclose expectations for commercial vehicle production volumes by an industry forecaster to help our readers understand production trends, which may correlate to demand for our products. See pages 18 and 38-39 of the Form 10-K for the fiscal year ended December 31, 2010. With regard to (2), the Company included, for example, a discussion of raw material purchases that may have a significant impact on our costs and results of operations. See pages 14-15 and 19-20 of the Form 10-K for the fiscal year ended December 31, 2010.  Our energy costs are approximately 3.5 percent of sales and we have not experienced material fluctuations in these costs, therefore, we have not specifically discussed energy costs in our filings.  In response to the Staff’s comment, beginning with the Form 10-K for the year ended December 31, 2011, we will seek to expand our MD&A disclosure to include additional trend disclosures that illustrate management’s conclusions regarding the impact of current key economic factors on our cost structure, including, as applicable, each of the two aforementioned factors and any other key factors identified by management.

Accuride Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and Accuride Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (812) 962-5083, or Stephen Martin at (812) 962-5068.

Very truly yours,

/s/ GREGORY A. RISCH
Gregory A. Risch
Vice President & Interim Chief Financial Officer

cc:	Stephen A. Martin, Senior Vice President & General Counsel
Christopher D. Lueking, Latham & Watkins

4

Exhibit A

Results of Operations

As a result of the adoption of fresh-start reporting, our consolidated balance sheets and consolidated statements of operations subsequent to February 26, 2010, will not be comparable in many respects to our consolidated balance sheets and consolidated statements of operations prior to February 26, 2010, unless otherwise specified.  References to “Successor Company” refer to the Company after February 26, 2010, after giving effect to the application of fresh-start reporting.  References to “Predecessor Company” refer to the Company prior to February 26, 2010.

	Successor Company		Predecessor Company
(Dollars in thousands)	Year Ended December 31, 2011	Period from February 26, 2010 to December 31, 2010	Period from January 1, 2010 to February 26, 2010	Year Ended December 31, 2009
Net sales	$	$582,307	$91,647	$514,749
Cost of goods sold		541,859	89,397	521,833
Gross profit (loss)		40,448	2,250	(7,084)
Prepetition fees		—	—	17,015
Goodwill and intangible asset impairments		—	—	2,830
Operating expenses		54,147	6,479	36,363
Loss from operations		(13,699)	(4,229)	(63,292)
Interest (expense), net		(33,450)	(7,496)	(59,753)
Loss on extinguishment of debt		—	—	(5,389)
Non-cash market valuation – convertible notes		75,574	—	—
Inducement (expense)		(166,691)	—	—
Other income, net		2,575	566	6,888
Reorganization items		—	(59,311)	14,379
Income tax provision		(2,207)	(1,931)	2,376
Income (loss) from continuing operations		(135,691)	50,083	(138,301)
Income (loss) from discontinued operations		6,952	719	(1,811)
Net income (loss)	$	$(126,532)	$50,802	$140,112

Net Sales

	Successor Company		Predecessor Company
(Dollars in thousands)	Year Ended December 31, 2011	Period from February 26 to December 31, 2010	Period from January 1 to February 26, 2010	Year Ended December 31, 2009
Wheels	$	$247,673	$38,379	$238,745
Gunite		175,352	29,804	153,713
Brillion		90,492	11,442	49,829
Imperial		68,790	12,022	72,462
Total	$	$582,307	$91,647	$514,749

Fresh start accounting did not have an impact on the accounting for net sales during the year ended December 31, 2010.  Therefore, net sales from the Successor Company are comparable to the net sales of the Predecessor Company.  Our combined net sales were $674.0 million during 2010, which represented an increase of $159.3 million, or 30.9 percent, as compared to 2009.  Of the total increase, approximately $139.0 million was a result of higher volume demanded due to increased production levels of the commercial vehicle market and its aftermarket segments in North America.  The increased production is a result of increased maintenance and replacement demand of commercial vehicles (see OEM production builds in the table below).  The remaining $20.3 million increase of net sales recognized during 2010 was related to higher pricing, which mostly represented a pass-through of increased raw material and commodity costs.

Combined net sales for Wheels increased nearly 20 percent during 2010 primarily due to increased volume for all three major OEM segments (see OEM production builds in the table below).  Combined net sales for our Gunite products rose by 33.5 percent due to the same reasons as Wheels along with increased volume demanded by the aftermarket segment.  Our Gunite products have a higher concentration of aftermarket demand due to being an item that requires replacement more often than our other products.  Combined net sales at Brillion increased by 104.6 percent during 2010 due to higher demand in the industrial and agricultural segments as compared to 2009, which we believe to have been an abnormally low year of demand.  Combined net sales at Imperial were 11.5 percent higher in 2010 than during 2009 due to increased demand.

North American commercial vehicle industry production builds were, as follows:

	For the year ended December 31,
	2011	2010	2009
Class 8		154,173	118,396
Classes 5-7		117,901	97,733
Trailer		92,180	81,969

While we serve the commercial vehicle aftermarket segment, there is no industry data to compare our sales to industry demand from period to period.

Cost of Goods Sold

The table below represents the significant components of our cost of goods sold.

	Successor Company		Predecessor Company
(Dollars in thousands)	Year Ended December 31, 2011	Period from February 26 to December 31, 2010	Period from January 1 to February 26, 2010	Year Ended December 31, 2009
Raw materials	$	$265,793	$38,921	$217,208
Depreciation		33,008	6,344	44,593
Labor and other overhead		243,058	44,132	260,032
Total	$	$541,859	$89,397	$521,833

Except for depreciation, fresh start accounting did not have an impact on the accounting for costs of goods sold during the year ended December 31, 2010.  Raw materials have increased by $87.5 million, or 40.3 percent, during the year ended December 31, 2010 due to increases in sales volume of approximately 27 percent and price of approximately 3.8 percent.  The price increases were primarily related to steel and aluminum, which represent nearly all of our material costs.

Depreciation was impacted by fresh start accounting, which increased the book value of our property, plant, and equipment slightly, yet extended the average useful life associated with each of those assets.

Labor and overhead increased by 10.4 percent due to increased volume, which increase is lower than the overall net sales volume increase of approximately 27 percent due to the impact of certain of our costs (i.e. salaries, rent, etc) being fixed in nature, as opposed to variable.

Operating Expenses

	Successor Company		Predecessor Company
(Dollars in thousands)	Year Ended December 31, 2011	Period from February 26 to December 31, 2010	Period from January 1 to February 26, 2010	Year Ended December 31, 2009
Selling, general, and administration	$	$43,448	$5,085	$28,143
Research and development		3,382	745	4,323
Depreciation and amortization		7,317	649	3,897
Total	$	$54,147	$6,479	$36,363

Other than depreciation and amortization, operating expenses were not impacted by fresh start accounting.  Selling, general, and administrative costs increased by $24.2 million in 2010 on a combined basis primarily due to fees incurred during 2010 for bankruptcy, relisting on the New York Stock Exchange, charges related to a product recall campaign, and our senior secured notes offering.  Research and development costs did not materially change from 2009 to 2010.

Depreciation and amortization were impacted by the fresh start accounting process, mostly due to establishing the opening balance sheet for other intangible assets for our Wheels business unit that had not previously been required to have its intangible assets recorded at fair value since they were acquired prior to the applicable accounting guidance being in place.  Specifically, operating income was impacted in 2010 by the increase of intangible asset amortization as a result of the fresh start accounting process.

Operating Income (Loss)

	Successor Company		Predecessor Company
(Dollars in thousands)	Year Ended December 31, 2011	Period from February 26 to December 31, 2010	Period from January 1 to February 26, 2010	Year Ended December 31, 2009
Wheels	$	$23,577	$2,663	$14,888
Gunite		2,623	277	(10,052)
Brillion		(1,171)	(986)	(13,984)
Imperial		(579)	(1,011)	(9,235)
Corporate/Other		(38,149)	(5,172)	(44,909)
Total	$	$(13,699)	$(4,229)	$(63,292)

Operating income for the Wheels segment was 6.2 percent of its net sales for the year ended December 31, 2009, 6.9 percent for the period January 1, 2010 through February 26, 2010, and 9.5 percent for the period February 26, 2010 through December 31, 2010.  The increased volume of net sales and related operating efficiencies during the period February 26, 2010 through December 31, 2010 created approximately $11.5 million of operating income.  Included in the period February 26, 2010 through December 31, 2010 was $5.6 million of intangible amortization that was recognized as a result of intangible assets being recorded at fair value through the fresh start accounting process.  During 2009 and the period January 1, 2010 through January 26, 2010, the Wheels segment did not recognize any intangible asset amortization.  During 2009, the Wheels segment recognized a pension curtailment charge of $2.9 million.

Operating income (loss) for the Gunite segment was (6.5) percent of its net sales for the year ended December 31, 2009, 0.9 percent for the period January 1, 2010 through February 26, 2010, and 1.5 percent for the period February 26, 2010 through December 31, 2010.  The increased volume of net sales during the period February 26, 2010 through December 31, 2010 created approximately $5.1 million of operating income.  During 2009, our Gunite segment recognized a charge of $3.2 million of costs related to lease abandonment charges recognized related to consolidating our warehouses.

The operating losses for the Brillion segment were 28.1 percent of its net sales for the year ended December 31, 2009, 8.6 percent for the period January 1, 2010 through February 26, 2010, and 1.3 percent for the period February 26, 2010 through December 31, 2010.  Sales volume for our Brillion segment increased by 104.6 percent during 2010 as the industrial and agricultural markets rebounded after a significantly down year in 2009.  The increase in sales volume was the primary reason for improved operating income for Brillion.  During 2009, Brillion recorded $1.9 million of intangible asset impairments and approximately $0.9 million of severance related charges.

The operating losses for the Imperial segment were 12.7 percent of its net sales for the year ended December 31, 2009, 8.4 percent for the period January 1, 2010 through February 26, 2010, and 0.8 percent for the period February 26, 2010 through December 31, 2010.  The increased volume of net sales during the period February 26, 2010 through December 31, 2010 created approximately $2.1 million of operating income.  Depreciation and amortization for Imperial was $5.8 million for the year ended December 31, 2009, $0.8 million for the period January 1, 2010 through February 26, 2010, and $0.9 million for the period February 26, 2010 through December 31, 2010.  During 2009, Imperial recognized charges of $1.3 million of costs related to severance and other restructuring and $0.9 million of intangible asset impairments.

The operating losses for the Corporate segment were 8.7 percent of consolidated net sales for the year ended December 31, 2009, 5.6 percent for the period January 1, 2010 through February 26, 2010, and 6.6 percent for the period February 26, 2010 through December 31, 2010.  The operating losses during 2009 and the period February 26, 2010 through December 31, 2010 were impacted by prepetition fees and other bankruptcy costs, including fees associated with financing costs of the asset-based loan, the 9.5 percent notes, and the conversion offer, of $17.0 million and $15.7 million, respectively.

Interest Expense

Net interest expense was not affected by fresh start accounting.  However, the capital structure of the Successor Company was significantly different than for the Predecessor Company.  The Successor Company had significantly less debt than the Predecessor Company.  Net interest expense decreased $18.9 million to $40.9 million for the year ended December 31, 2010 from $59.8 million for the year ended December 31, 2009.  This was mostly due to not recognizing interest related to our prepetition senior subordinated notes that were cancelled as part of our Plan of Reorganization and a lower debt level maintained in 2010 compared to 2009.

Non-cash valuation changes of convertible notes & Inducement expense

In connection with accounting guidance following the emergence from Chapter 11, we recorded the conversion option on our convertible notes at fair value.  Due to the change in fair value of the conversion option, we recorded income of $75.6 million during 2010.  Also during 2010, we issued a conversion offer to holders of our convertible notes.  ASC 470 requires the recognition of expense equal to the fair value of securities transferred in excess of the fair value of securities issuable pursuant to the original conversion terms.  Related to the conversion, we recorded inducement expenses of $166.7 million.  This charge represents the fair value of the incremental shares of common stock that were issued as a result of the Conversion Offer over the fair value of the shares of the common stock that the convertible note-holders would have otherwise received contractually as of the date of the Conversion Offer.

Reorganization items

ASC 852 requires the recognition of certain transactions directly related to the reorganization as reorganization expense or income in the statement of operations. The reorganization gain of $59.3 million for 2010 consisted of $25.0 million professional fees directly related to reorganization and an $84.3 million gain on the discharge and issuance of our debt instruments.  The reorganization expense of $14.4 million for 2009 consisted of $10.8 million professional fees directly related to reorganization and a $3.6 million loss on deferred financing fees related to our prepetition senior subordinated notes that were included in Liabilities Subject to Compromise. In addition, we incurred $17.0 million of prepetition professional fees in 2009 directly related to our reorganization, which we reported separately in the statement of operations.

Discontinued Operations

Discontinued operations represent reclassification of operating results, including gain/loss on sale, for Fabco Automotive, Bostrom Seating and Brillion Farm, net of tax.  The sales of Fabco and Bostrom were in 2011 and the Brillion Farm assets were sold during 2010.